October 3, 2016

Via EDGAR

Ms. Melissa Raminpour
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	LMI Aerospace, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015 filed March 17, 2016
Form 10-Q for the Fiscal Period ended June 30, 2016
Form 8-K filed August 8, 2016
File Nos. 000-24293

On behalf of LMI Aerospace, Inc. (the “Company”), I submit the Company’s response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 20, 2016 relating to the Company’s Form 10-K for fiscal year ended December 31, 2015 filed March 17, 2016 (“Form 10-K”), the Company's Form 10-Q for the fiscal period ended June 30, 2016 filed August 8, 2016 ("Form 10-Q") and the Company's Form 8-K filed August 8, 2016 ("Form 8-K"). For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the Company's responses to each particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1 - Business
Backlog, page 13

1. We note from the earnings release filed with us on Form 8-K (exhibit 99.1) on August 8, 2016 that you believe your long-term financial targets will be met based on, in part, the strength of your Boeing 737 backlog. Also, Mr. Korte states during the related earnings call that the biggest chunk of (your) growth over the next few years is obviously on the backs of the 737 program. Please revise your filing here or in the MD&A to disclose the following regarding how backlog impacts current period earnings:

•	a disaggregation of backlog by segment; and

•	the amount of current period revenues that were included in the backlog of prior periods.

Response:

We appreciate your comments. The Boeing backlog we are referring to in this statement is the backlog of the Boeing Company ("Boeing"). Boeing publishes unfilled orders by aircraft on their public website. We are not referring to LMI's recorded backlog. The quote in the earnings release included in our Form 8-K filed on August 8, 2016 (the “Form 8-K”)was by LMI’s Chief Executive Officer, Mr. Daniel Korte, and was as follows: “What gives us confidence in these targets is the strength of the Boeing 737 backlog, our higher content on the Boeing 737 MAX and the new Gulfstream G500/600, coupled with our ability to win new, attractive work”. When Mr. Korte stated during the related earnings call that the biggest chunk or our growth over the next few years is obviously on the backs of the 737 program, he was referring to the revenue which we expect to realize based on our content in the aircraft Boeing has on order. While we have been awarded significant content on the 737 aircraft model ("737") and have long-term contracts in place, we do not yet have orders from our customers for each aircraft for which Boeing has an order from its customers.

As we discuss in “Item 1. Business-Customers and Products & Services” on page 7 of our Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), the Company enters into long term agreements with customers to be the provider of components, subject to termination rights. The Company receives purchase orders from customers at widely varying intervals and quantities. Within a platform, we may receive a purchase order representing six months of shipments for one 737 component and other purchase orders for different 737 parts representing thirty days of shipments. Due to this variability, the Company discusses the backlog of Boeing, rather than its own backlog, as an indicator of demand as a driver of the Company's growth.

We will ensure we provide clearer language around the identification of the backlog to which we are referring in future communications and filings when it is relevant to discuss. However, we do not use our own backlog as a measure of our expected performance as we do not find our own backlog to be a valuable predictor of our business in any one quarter because of the inconsistency of our customer's order patterns, and as such, we did not include our backlog in our press releases in 2016. Therefore, we do not believe revising our Form 10-K or Form 8-K to disclose that the amount of sales that were included in backlog in a previous quarter, or to disclose such information in our future filings, would provide meaningful disclosure to our investors.

Additionally, we have not included a breakout of the backlog for the Engineering Services segment historically. In the past, we have discussed that backlog for the Engineering Services segment represents services to be delivered in future periods from firm orders on fixed-priced design-build programs. At December 31, 2015 and December 31, 2014 the Engineering Services backlog was only $2.8 million and $2.1 million, respectively, which is not material to the Company. Accordingly, we respectfully submit that segment backlog information for these periods is not material to an investor, and revising the MD&A of our Form 10-K or the earnings release on Form 8-K to include segment backlog information would not provide additional meaningful disclosure to our investors. In future 10-K filings, however, we will provide backlog by reporting segment.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Cost of Goods Sold, page 35

2. We note the limited insight within your discussion of cost of goods sold per segment. We also note that you disaggregate net sales by category for each of your segments. Please consider revising your future filings to provide a tabular disclosure of cost of goods sold by category for each of your segments. Also provide a separate quantification and discussion of changes in significant cost components within these categories (e.g. labor, materials, subcontract costs, etc.).

Response:

Revenue is the primary driver of the Company's cost of goods sold. Our MD&A disclosure focuses on explaining revenue fluctuations, and we specifically disclose any other impacts and/or cost variances to the extent material to operating income. Our current practice is to disclose material fluctuations that arise during the year within the various components of cost of goods sold. For the year ended December 31, 2015 as compared to the year ended December 31, 2014, cost of goods sold for the Aerostructures segment increased $4.6 million on a sales increase of $1.2 million.

As discussed in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations-Cost of Goods Sold” on page 35 of our Form 10-K, the primary drivers of the change in cost of goods sold between the years ended December 31, 2015 and December 31, 2014 was a reversal of a loss reserve of $5.3 million in fiscal year ended December 31, 2014 and $1.3 million of accelerated depreciation expense in fiscal year 2015. Excluding these two items, cost of goods sold as a percentage of sales would have been 80.6% and 80.7% in the fiscal years ended December 31, 2015 and December 31, 2014, respectively. We do not believe any additional fluctuations within cost of goods sold were material to warrant disclosure in either period. While we are able to extract sales by type of aircraft for disclosure, we are not able to extract the same data for cost of goods sold as current systems lack the capability to provide it with a reasonable degree of precision. Further, we do not believe that disclosing the components of cost of sales, either in total or by category, would have added to the investor’s understanding of the fluctuations, as excluding the items discussed above, cost of sales as a percentage of revenue was consistent between periods.

In future periods, we will continue to provide disclosures if a material fluctuation in one of the major components of cost of goods sold occurs or if we have a material impact from an inventory disposition, lower of cost or market charges, cumulative catch-up adjustments on percentage of completion contracts or costs associated with abnormally low production.

Item 8 - Financial Statements and Supplementary Data
Note 10 - (Loss) Earnings per Common Share, page 70

3. We note that you calculate diluted earnings per share using the if-converted method. In light of the fact that it appears that your only dilutive potential shares relate to restricted stock, please tell us what consideration you gave to calculating your diluted earnings per share under the treasury stock method.

Response:

The Company had no outstanding convertible securities or debt in the periods reported. Therefore, the calculation of dilutive shares reported in the Form 10-K is the same under both the if-converted and the treasury stock method. We acknowledge that it would be more appropriate to state that we use the treasury stock method to calculate dilutive earnings per share and will revise future filings accordingly.

Form 10-Q for the Fiscal Period Ended June 30, 2016

Notes to Condensed Consolidated Financial Statements, page 6

4. We note from the notes to your annual financial statements that you disclose assets and liabilities measured at fair value. We also note that your second priority senior secured notes are carried at fair value on a recurring basis. We further note that you impaired the goodwill in your Engineering Services segment in the second quarter of 2016. Please revise your future filings to disclose in each of your interim reports a footnote for assets and liabilities measured at fair value as required under ASC 820-10-50.

Response:

In future filings, we will include a footnote for assets and liabilities measured at fair value in the notes to our interim financial statements.

Form 8-K Filed August 8, 2016

Exhibit 99.1
Outlook for 2016, page 4

5. We note from your press release furnished on Form 8-K that you disclose certain financial projections. In that regard, please revise your future filings to disclose the following:

•	an introductory discussion of the basis for and limitations of your projections;

•	the significant assumptions used to estimate the projected amounts;

•	a discussion of why the current projections have changed from the amounts previously projected, or if true, disclose that amounts are consistent period-over-period; and

•	a discussion of differences between actual amounts and those previously projected, or if true, disclose that amounts are consistent period-over-period.

Response:

In the "Cautionary Statements Regarding Forward-Looking Statements" section of our earnings release, we note the risks and uncertainties associated with the Company's 2016 outlook as provided within. We will revise our future filings to describe, as a preface to the section which provides these financial projections, the limitations of our projections by including a statement that any financial outlook and guidance, and discussion thereof, are forward-looking statements and therefore are inherently unpredictable and may be affected by many factors, along with a cross-reference to our forward-looking statements disclosure and the list of Risk Factors detailed in our Annual Report on Form 10-K. We will also expand our discussion of the basis of our projections by listing and discussing the significant assumptions used to estimate the projected amount and changes in the guidance as appropriate. Finally, we will revise our future filings to discuss the changes in or consistency across projected and actual amounts.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 636-916-2151.
Very truly yours,

/s/ Clifford C. Stebe, Jr.
Clifford C. Stebe, Jr. Chief Financial Officer